SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2020

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2020, incorporated by reference herein:

Exhibit

99.1     Release dated May 7, 2020, “OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2020”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 7, 2020                                                By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2020

The operating update of the Company for the quarter ended 31 March 2020 is as follows:

		Quarter ended	Quarter ended
		31 MAR 2020	31 DEC 2019	% change
Production
Gold produced	kg	1,346	1,544	-13%
	oz	43,274	49,641	-13%
Gold sold	kg	1,462	1,514	-3%
	oz	47,004	48,677	-3%
Ore milled	Metric (000't)	6,560	6,828	-4%
Yield	Metric (g/t)	0.205	0.226	-9%

Price and costs
Average gold price received	R per kg	785,581	697,879	13%
	US$ per oz	1,590	1,477	8%
Adjusted EBITDA *	Rm	389.3	329.8	18%
	US$m	25.4	22.5	13%
Cash operating costs	R/t	101	100	1%
	US$/t	7	7	-
Cash operating costs	R per kg	489,193	460,634	6%
	US$ per oz	990	975	2%
All-in sustaining costs **	R per kg	577,633	508,124	14%
	US$ per oz	1,169	1,075	9%
All-in cost **	R per kg	588,235	511,889	15%
	US$ per oz	1,229	1,118	10%

Capital expenditure
Sustaining	Rm	47.1	27.2	73%
	US$m	3.1	1.9	63%
Non-sustaining/growth	Rm	2.8	-	-
	US$m	0.2	-	-

Average R/US$ exchange rate		15.37	14.70	5%

Rounding of figures may result in computational discrepancies

* Adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production reflected a 13% decrease quarter on quarter due primarily to a 9% decrease in yield and a 4% decrease in tonnage throughput compared to the previous quarter respectively, as the operations at Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries (FWGR) were temporarily halted towards the end of March 2020 as a result of the national lockdown declared by the South African government in response to the COVID-19 pandemic (“Lockdown”).

Gold sold reflected a mere 3% decrease quarter on quarter despite the 13% decrease in gold produced as gold inventory was sold down in anticipation of the Lockdown. As a result, the cash operating cost per kilogram of gold sold increased by 6% compared to the previous quarter while the cash operating cost per ton of material processed remained stable.

Adjusted EBITDA increased by 18% to R389.3 million for the current quarter compared to R329.8 million for the previous quarter despite the 3% decrease in gold sold, which was mainly due to the gold price received which increased by 13%.

All-in sustaining costs per kilogram and all-in costs per kilogram for the quarter were R577,633/kg and R588,235/kg, respectively, and increased quarter on quarter mainly due to an increase in capital expenditure.

Cash and cash equivalents increased by R1,291.0 million from R543.4 million for the quarter ended 31 December 2019 to R1,834.4 million for the quarter ended 31 March 2020, mainly due to free cashflow (cash flows from operating activities less cash flows from investing activities) of R422.8 million, the subscription for shares by Sibanye-Stillwater Limited at an aggregate price of  R1,085.6 million and payment of an interim cash dividend of R213.6 million. External borrowings remained at Rnil as at 31 March 2020 (31 December 2019: Rnil).

The Company’s previous gold production guidance for the year to 30 June 2020 was between 175,000 and 190,000 ounces. On 10 January 2020, DRDGOLD informed the market that it was tracking the higher end of this production guidance. As a result of the Lockdown and related interruptions in our business, and in anticipation of continuing uncertainty surrounding the COVID-19 pandemic, DRDGOLD now expects to track the lower end of the gold production guidance of 175,000 ounces. DRDGOLD is, however, benefiting from the increase in the gold price which is currently more than R1,000,000/kg.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
7 May 2020

Sponsor
One Capital